Berry Only Inc.
722B Kingston Road
Toronto, Ontario M4E 1R7

October 15, 2010

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Jessica Kane

Re:          Berry Only Inc.
Registration Statement on Form S-1
File No. 333-168897

Dear Ms. Kane

In response to your comment letter dated October 6, 2010 we have filed an amendment to the S-1 which was originally filed on August 17, 2010.

General

1.  We have reviewed the Staff’s historical guidance on delayed or continuous offering and sale of securities as articulated in Question 612.09 (“CD&I 612.09”) of the Compliance and Disclosure Interpretations regarding the rules promulgated under the Securities Act, which states, in pertinent part:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (emphasis added)

As such, the standard of review for the Staff in deciding the “question of whether an offering styled a secondary one is really on behalf of the issuer” remains an analysis of the facts and circumstances articulated in CD&I 612.09.  We have reviewed the factors that the Staff set forth in its Comment Letter and other relevant factors, including CD&I 612.09.

Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant. The Company respectfully submits that all the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because (i) all the securities will be offered or sold solely by security holders of the Company and not by the Company; (ii) none of the security holders is acting on behalf of the Company, and (iii) none of selling shareholders are affiliates of the Company.

After a review of 415(a)(1)(i)  and a review of Securities Act Rules  Compliance and Disclosure Interpretations Question 612.09, we believe that the registration of the shares on behalf of selling shareholders does not constitute transactions "by or on behalf of the issuer".  As stated in the Registration Statement, the Company  will not  receive  any  proceeds  from the sale of these  shares by the selling shareholders. The Company has not entered into any arrangements with the selling shareholders to receive any of the funds they may receive if they were to sell their shares.

Because none of the selling shareholders is acting on behalf of the Company, and because the Registration Statement pertains only to securities being offered or sold by persons other than the Company and its affiliates, the offering is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Analysis of Rule 415 Criteria for a Secondary Offering

CD&I 612.09 lists six set of factors that should be taken into consideration when assessing whether an offering meets the requirements under Rule 415(a)(1)(i).  Those factors are as follows:  how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

In our view, based on a proper consideration of all of those factors, the Staff should conclude that the offering contemplated by the Registration Statement is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore, the registration of the Shares should be permitted by Rule 415(a)(1)(i).

●    How long the Selling Shareholders have held the shares.

The Selling Shareholders listed in the Registration Statement purchased their shares in arms-length transactions from the Company in June, 2010.

●    The circumstances under which the Selling Shareholders received their shares.

As noted above, each of the Selling Shareholders purchased their shares from the Company in an arms-length transaction.  The issuer conducted bona fide private placements of its securities on an arms-length basis to friends and business colleagues of the Company's founder.  Each of the Selling Shareholder purchased their shares for cash, which was received by the Company.  The Company will not receive any consideration from the subsequent sale of these shares by the Selling Shareholders. Each selling shareholders has the full economic and market risk at least for the period from the date of purchase to the effective date of the Registration Statement, which has not yet occurred. The selling shareholders purchased the shares for investment purposes and not with a view of "distribution" as defined in Regulation M as an offering of securities that differs from normal trading activities for reasons that include special efforts and selling methods.

●   The Selling Shareholders' relationship to the issuer.

All shares are being registered on behalf of non-affiliates.  None of the Selling Shareholders have any other relationship with the Company.
The number of shares being registered pursuant to this Registration Statement is 2,950,000, which represents 49.58% of the outstanding shares.  However, none of the Selling Shareholders is an owner of more than 2.6% of the Company's outstanding shares.

●    Whether the sellers are in the business of underwriting securities.

None of the Selling Shareholders are in business of underwriting securities or registered broker-dealer.

●    Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the selling shareholders is acting on its own behalf and not on behalf of the Company. Each selling shareholders has the full economic and market risk at least for the period from the date of purchase to the effective date of the Registration Statement, which has not yet occurred. The selling shareholders purchased the shares for investment purposes and not with a view of distribution. There are no indicia that any of the selling shareholders is engaged in a “distribution.”

None of the Selling Shareholders is an underwriter or registered broker-dealer.  To the knowledge of the Company, none of the selling stockholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the Registration Statement.

Again, because none of the selling shareholders is acting on behalf of the Company, and because the Registration Statement pertains only to securities being offered or sold by persons other than the Company and its affiliates, the offering is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2.   Pursuant to Rule 419(a)(2), the term blank check company, means "a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies... and is issuing penny stock as defined in Rule 3a51-1 under the Securities Exchange Act of 1934."  Rule 419 does not, however, apply to offerings by start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.  See SEC Release 33-6932.

We are not a blank check company as defined by Rule 419 because, as set forth in the Registration Statement, we have a very clear business plan, which is to distribute Wireless Wipes™ in Canada.

3.   Revised

4.   Revised

Selling Shareholders, page 9

5.   Each Selling Shareholder represented in writing to the Company that the Shares would be purchased solely for the account of the shareholder and not for distribution.  The Selling Shareholders further represented that, at the time of purchase, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.  All Selling Shareholders have represented to the Company that they intend to sell their shares in the ordinary course of business.

6.  None of the selling shareholders has had a material relationship with any of our affiliates during the past three years.

Advertising, page 20

7.   Revised

Recent Accounting Pronouncements, page 35

8.   Revised

Plan of Operations, page 38

Phase I – Initial Launch (cont’d), page 38

9.   Revised

Liquidity and Capital Resources, page 40

10.  Revised

Directors, Executive Officers, Promoters and Control Persons, page 41

11.   Revised

Recent Sales of Unregistered Securities, page 47

12.  The Company relied on Rule 903(a) and conditions set forth in Category 3 (Rule 903(b)(3)).

Thank you for your comments, we await your response.

Yours truly,

/s/ David Guest

David Guest
President